Filed Pursuant To Rule 433

Registration No. 333-180974

December 16, 2013

Forbes Custom Programs

December 16, 2013

Forbes Investing in Gold Section

Despite Buffeting, Gold Retains Its Unique Investment Value

By Michael Roney

Competing economic crosswinds have buffeted the gold market over this past year, with prices ranging from $1,748 to $1,199 an ounce. Still, this most unique of asset classes remains—perhaps now more than ever—the one portfolio element that can be relied upon for stability and diversification, with a dependable long-term return.

“For now we’re going to see gold prices potentially be driven more by monetary policy and the political environment,” says David Mazza, vice president of State Street Global Advisors and head of the firm’s ETF Investment Strategy for the Americas. “However, it is being set up for potentially more positive performance, while its unique role as a valuable diversification element continues.”

Uncertainty and Potential Shaping the Gold Market

The U.S. economy is gradually improving and interest rates are expected to rise, exerting downward pressure on gold prices. Yet, at the same time, ongoing debt-ceiling and budgeting issues continue to fuel uncertainty. The largest driver for gold remains supply and demand in the jewelry and industrial markets, against rather flat production of late. “We’re entering a holiday season where jewelry demand is strongest, particularly in markets like India and China, and historically that accounts for roughly two-thirds of gold demand,” Mazza notes.

He points out that two years ago gold was $500 higher per ounce during this same season. “Because that recent speculative activity now seems to have been shaken out of gold’s price—it has overshot both the upside and downside and is now in the $1,300 to $1,400 range—that puts it in a more positive position from a long-term fundamentals basis, which really has the potential to start kicking into play today.”

A Unique Asset Class

Gold offers a number of potential benefits to investors, including an effective hedge against inflation, dollar depreciation and stock market volatility. “In our opinion, gold is both an investment and financial asset,” says Mazza. “It’s not only taken out of the ground for industrial or technological use like other commodities, but also is used as a long-term investment—not just by individuals but by central banks that look at gold relative to other currencies. Those factors, along with its singular supply-and-demand characteristics, give gold unique risk-and-return profiles that are not correlated to traditional assets like stocks and bonds, providing real strategic value for diversification.”

That lack of correlation makes gold less subject to some of the buffeting that may hit other parts of the market. Mazza notes that when gold is held as 2% to 10% of a portfolio, depending upon an investor’s particular holdings and goals, it tends to lead to more favorable returns and reduced volatility. “Gold’s volatility is somewhere in between the bond market and equities, so when added to a riskier portfolio, it can reduce volatility over the long run.”

The Gold ETF Advantage

Investors can buy and store gold in bars and coins, but the ETF has unique benefits. State Street’s own SPDR® Gold Shares (GLD) and other gold-backed ETFs are traded on an exchange just like any other individual security, providing intraday liquidity and excellent insight to real-time price, volume, supply and demand. This allows investors to rebalance their portfolios to their strategic viewpoints, or take advantage of short-term market opportunities as they arise. Today GLD holds over 800 tons of gold worth approximately US$37 billion in its London warehouse.

“At 40 basis points, GLD is relatively less expensive than what it would cost to store and shore other gold investments, and transaction costs are negligible to investors,” Mazza explains. “This gives you a better view on what you’re going to pay as the difference between your bid and your offer—something that can be less transparent when dealing with gold bullion dealers.”

Lessons Learned

Gold’s significant run-up over the past few years drew many who thought that its only role would be to outperform traditional assets like stocks and bonds. However, today’s informed investor fully recognizes that there’s still nothing like gold for diversification and a long-term hedge against inflation.

“The main lesson we gained from the global financial crisis is that capital preservation and risk management are of particular importance going forward,” Mazza states. “With a gold ETF, investors can think about what allocation is most integral for the long term, and then, when they tactically want to take advantage of market opportunities or dislocations, they can do that.”

www.spdrgoldshares.com

www.spdrs.com

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.